UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [_] Merger

     [X]  Liquidation

     [_] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: AllianceBernstein Global Small Cap Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-01415

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]   Initial Application        [_]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     1345 Avenue of the Americas
     New York, New York  10105

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Paul M. Miller
            Seward & Kissel LLP
            1200 G Street, N.W.
            Washington, D.C.  20005
            202-737-8833

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

            Alliance Global Investor Services, Inc.
            (formerly, Alliance Fund Services, Inc.)
            500 Plaza Drive
            Secaucus, New Jersey 07094

            State Street Bank and Trust Company
            225 Franklin Street
            Boston, Massachusetts  02110

            Alliance Capital Management L.P.
            1345 Avenue of the Americas
            New York, New York  10105
            (212) 969-2132

8.   Classification of fund (check only one):

     [X] Management company;

     [_] Unit investment trust; or

     [_] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]   Open-end   [_]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            Alliance Capital Management L.P.
            1345 Avenue of the Americas
            New York, New York  10105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            AllianceBernstein Investment Research
              and Management, Inc.
            (formerly, Alliance Fund Distributors, Inc.)
            1345 Avenue of the Americas
            New York, New York  10105

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): N/A

     (b) Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [_] Yes   [X] No

     If Yes, for each UIT state:

     Name(s):  N/A

     File No.: 811-____   N/A

     Business Address:  N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [_] No

          If Yes, state the date on which the board vote took place: December 14, 2004

          If No, explain:  N/A

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [_] Yes   [X] No

          If Yes, state the date on which the shareholder vote took place: N/A

          If No, explain: Pursuant to Maryland law, a shareholder vote was not required.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes   [_] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

            The proceeds of the Fund's liquidation were distributed to all shareholders by March 1, 2005.

     (b)  Were the distributions made on the basis of net assets?

            [X] Yes  [_] No

     (c)  Were the distributions made pro rata based on share ownership?

            [X] Yes  [_] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only:

            Were any distributions to shareholders made in kind?

            [_] Yes  [X] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.  Closed-end funds only:

     Has the fund issued senior securities?  N/A

     [_] Yes  [_] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: N/A

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes  [_] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? N/A

     (b)  Describe the relationship of each remaining shareholder to the fund:
          N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_] Yes  [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [_] Yes  [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed. N/A

     (b)  Why has the fund retained the remaining assets? N/A

     (c)  Will the remaining assets be invested in securities? N/A

            [_] Yes  [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [_] Yes  [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability: N/A

     (b) How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          i.   Legal expenses: $20,000

          ii.  Accounting expenses: $0

          iii. Other expenses (list and identify separately): Administrative expenses: $6,140.20

          iv.  Total expenses (sum of lines (i)-(iii) above): $26,140.20

     (b)  How were those expenses allocated?

          Expenses were not allocated to the Fund.

     (c)  Who paid those expenses?

          All expenses were paid by the Fund's investment adviser, Alliance Capital Management L.P.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [_] Yes  [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [X] Yes  [_] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As has been previously reported in the press, the Staff of the United States Securities and Exchange Commission (the "Commission") and the Office of the New York Attorney General ("NYAG") have been investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that Alliance provide information to them. Alliance has been cooperating and will continue to cooperate with all of these authorities.

On December 18, 2003, Alliance confirmed that it had reached terms with the Commission and the NYAG for the resolution of regulatory claims relating to the practice of "market timing" mutual fund shares in some of the AllianceBernstein Mutual Funds. The agreement with the Commission is reflected in an Order of the Commission ("Commission Order"). The agreement with the NYAG is memorialized in an Assurance of Discontinuance dated September 1, 2004 ("NYAG Order"). Among the key provisions of these agreements are the following:

(i) Alliance agreed to establish a $250 million fund (the "Reimbursement Fund") to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the Commission Order. According to the Commission Order, the Reimbursement Fund is to be paid, in order of priority, to fund investors based on (a) their aliquot share of losses suffered by the fund due to market timing, and (b) a proportionate share of advisory fees paid by such fund during the period of such market timing;

(ii) Alliance agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds until December 31, 2008; and

(iii) Alliance agreed to implement changes to its governance and compliance procedures. Additionally, the Commission Order and the NYAG Order contemplate that Alliance's registered investment company clients will introduce governance and compliance changes.

A special committee of Alliance's Board of Directors, comprised of the members of Alliance's Audit Committee and the other independent member of the Board, is continuing to direct and oversee an internal investigation and a comprehensive review of the facts and circumstances relevant to the Commission's and the NYAG's investigations. In addition, the Independent Directors of the AllianceBernstein Mutual Funds (the "Independent Directors") have initiated an investigation of the above-mentioned matters with the advice of an independent economic consultant and independent counsel. The Independent Directors have formed a special committee to supervise the investigation.

On October 2, 2003, a putative class action complaint entitled Hindo et al. v. AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint") was filed against Alliance; Alliance Capital Management Holding L.P.; Alliance Capital Management Corporation; AXA Financial, Inc.; certain of the AllianceBernstein Mutual Funds; Gerald Malone; Charles Schaffran (collectively, the "Alliance Capital defendants"); and certain other defendants not affiliated with Alliance. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Mutual Funds. The Hindo Complaint alleges that certain of the Alliance Capital defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of AllianceBernstein Mutual Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Sections 206 and 215 of the Investment Advisers Act of 1940. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts.

Since October 2, 2003, numerous additional lawsuits making factual allegations similar to those in the Hindo Complaint were filed against Alliance and certain other defendants. All of these lawsuits seek an unspecified amount of damages. The lawsuits are now pending in the United States District Court for the District of Maryland pursuant to a ruling by the Judicial Panel on Multidistrict Litigation transferring and centralizing all of the mutual fund cases involving market timing and late trading in the District of Maryland.

As a result of the matters described above, investors in the AllianceBernstein Mutual Funds may choose to redeem their investments. This may require the AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.

Alliance and approximately twelve other investment management firms were publicly mentioned in connection with the settlement by the Commission of charges that an unaffiliated broker-dealer violated federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The Commission indicated publicly that, among other things, it was considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The Commission issued subpoenas and the National Association of Securities Dealers, Inc. ("NASD") issued requests for information to Alliance in connection with this matter and Alliance provided documents and other information to the Commission and the NASD and cooperated fully with their investigations. On June 8, 2005, the NASD announced that it had reached a settlement with ABIRM in connection with this matter. Management of Alliance expects that the settlement has resolved both regulatory inquiries described above.

On June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. Alliance Capital Management L.P., et al. (the "Aucoin Complaint") was filed against Alliance, Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, AXA Financial, Inc., ABIRM, certain current and former directors of the AllianceBernstein Mutual Funds, and unnamed Doe defendants. The Aucoin Compliant names certain of the AllianceBernstein Mutual Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of an AllianceBernstein Mutual Fund. The Aucoin Complaint alleges, among other things,
(i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the 1940 Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, numerous additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against Alliance and certain other defendants, and others may be filed.

It is possible that these matters and/or other developments resulting from these matters could result in increased redemptions of the AllianceBernstein Mutual Funds' shares or other adverse consequences to the AllianceBernstein Mutual Funds. However, Alliance believes that these matters are not likely to have a material adverse effect on its ability to perform advisory services relating to the AllianceBernstein Mutual Funds.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_] Yes  [X] No

     If Yes, describe the nature and extent of those activities:  N/A

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:  N/A

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-_____  N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this
          form.   N/A

                                  VERIFICATION

            The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of AllianceBernstein Global Small Cap Fund, Inc., (ii) he is the Assistant Secretary of AllianceBernstein Global Small Cap Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                (Signature)


                                                /s/ Stephen J. Laffey
                                                ----------------------------
                                                Stephen J. Laffey
                                                Assistant Secretary


00250.0073 #552826v6